Exhibit 1

AudioCodes Press Release

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 roger.chuchen@audiocodes.com

AudioCodes Reports Third Quarter 2023 Results

Lod, Israel – November 2, 2023 - AudioCodes (NASDAQ: AUDC) Press Release

Third Quarter Highlights

•	Quarterly revenues increased by 2.6% sequentially to $61.6 million.
•	Quarterly Service revenues of $30.6 million accounted for 49.6% of revenues
•	GAAP results:
o	Quarterly GAAP gross margin was 66.5% compared to 64.1% in the prior quarter;
o	Quarterly GAAP operating margin was 9.4% compared to 3.8% in the prior quarter; and

o	Quarterly GAAP net income was $4.3 million, or $0.14 per diluted share compared to $1.1 million, or $0.03 per diluted share, in the prior quarter.
•	Non-GAAP results:
o	Quarterly Non-GAAP gross margin was 67.3% compared to 64.5% in the prior quarter;
o	Quarterly Non-GAAP operating margin was 15.5% compared to 9.5% in the prior quarter; and

o	Quarterly Non-GAAP net income was $8.3 million, or $0.25 per diluted share, compared to $5.1 million, or $0.16 per diluted share in the prior quarter.
•	Net cash provided by operating activities was $0.2 million for the quarter.
•	AudioCodes declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of $5.7 million, was paid on August 31, 2023 to shareholders of record on August 17, 2023.
•	AudioCodes repurchased 880,457 of its ordinary shares during the quarter at an aggregate cost of $9.0 million.

AudioCodes Reports Third Quarter 2023 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the third quarter ended September 30, 2023.

Revenues for the third quarter of 2023 were $61.6 million compared to $60.0 million for the second quarter of 2023 and $69.7 million for the third quarter of 2022.

Net income was $4.3 million, or $0.14 per diluted share, for the third quarter of 2023 compared to $1.1 million, or $0.03 per diluted share, for the second quarter of 2023 and $5.4 million, or $0.17 per diluted share, for the third quarter of 2022.

On a Non-GAAP basis, net income was $8.3 million, or $0.25 per diluted share, for the third quarter of 2023 compared to $5.1 million, or $0.16 per diluted share, for the second quarter of 2023 and $10.5 million, or $0.32 per diluted share, for the third quarter of 2022.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; (vi) non-cash deferred tax expenses (income); and (vii) non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $0.2 million for the third quarter of 2023. Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $102.5 million as of September 30, 2023 compared to $124.3 million as of December 31, 2022. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during each of the first and third quarters of 2023.

AudioCodes Reports Third Quarter 2023 Results	Page 2 of 10

AudioCodes Press Release

“I am pleased to report solid third quarter 2023 results with improved growth in strategic areas of our business,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

We continued to perform well in our enterprise business, now reaching a record 90% of the company revenues. Microsoft-related business in the quarter grew 13% year-over-year, with Microsoft Teams business up 21% year over year.  We experienced continued strong momentum of our AudioCodes Live managed services, with ARR growing over 50% year-over-year ending the quarter at $43 million, which means we are on track to achieve our target of $46- $50 million in 2023, representing approximately 50% year-over-year growth.

Additionally, customer experience (CX) performance improved to 13% year-over-year growth in the quarter and conversational AI business bookings grew over 50% year-over-year. Our investments in product innovation in conversational AI are paying off and have successfully positioned our CX segment for faster sustainable top-line growth.  Since the announcement of Microsoft Teams certification of Voca CIC, our lightweight AI-first Teams CCaaS platform, we have seen a step-up in customer interest and engagement.  The success with our CCaaS offering is having a pull-through effect on the rest of our conversational AI portfolio, in particular in our Generative AI powered recording services. We now see rising interest and progress made with our Meeting Insights workflow productivity application and SmartTAP compliance recording.

This strong performance in strategic areas of our business coupled with the flow-through impact of previously announced initiatives in cost savings drove significant sequential operating margin improvement in the quarter.

Despite the tragic events in Israel over the past three weeks, our global business has continued to operate without material disruptions due to our diverse global presence, lessons learned during the Covid pandemic, and thanks to the commitment and dedication of our employees and partners across the world.  Moreover, the aforementioned positive business developments, backed by leading indicators such as pipeline remaining robust, give us increasing confidence in our previously stated commitment to return to top-line growth with meaningful margin expansion in 2024 and beyond,” concluded Mr. Adlersberg.

Share Buy Back Program and Cash Dividend

In June 2023, the Company received court approval in Israel to purchase up to an aggregate amount of $25 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through December 27, 2023.

On August 1, 2023, the Company declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of approximately $5.7 million, was paid on August 31, 2023 to all of the Company's shareholders of record on August 17, 2023.

During the quarter ended September 30, 2023, the Company acquired 880,457 of its ordinary shares under its share repurchase program for a total consideration of $9.0 million.

AudioCodes Reports Third Quarter 2023 Results	Page 3 of 10

AudioCodes Press Release

As of September 30, 2023, the Company had $10.0 million available under the approval for the repurchase of shares and/or declaration of cash dividends.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's third quarter of 2023 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

Third quarter of 2023 earnings call supplementary slides will be available during our third quarter 2023 earnings call at AudioCodes’ investor website at http://www.audiocodes.com/investors-lobby.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

AudioCodes Reports Third Quarter 2023 Results	Page 4 of 10

AudioCodes Press Release

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; the effects of the current terrorist attacks by Hamas in Israel, and the war and hostilities between Israel and Hamas, and Israel and Hezbollah as well as the possibility that this could develop into a broader regional conflict involving Israel with other parties, may affect our operations and may limit our ability to produce and sell our solutions; any disruption in our operations by the obligations of our personnel to perform military service as a result of current or future military actions involving Israel; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2023 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience is trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Third Quarter 2023 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,679	$24,535
Short-term and restricted bank deposits	202	5,210
Short-term marketable securities	4,042	2,120
Short-term financial investments	-	15,258
Trade receivables, net	49,636	56,424
Other receivables and prepaid expenses	8,434	10,006
Inventories	44,829	36,377
Total current assets	134,822	149,930

LONG-TERM ASSETS:
Long-term Trade receivables	$15,242	$13,099
Long-term marketable securities	67,727	75,946
Long-term financial investments	2,826	1,242
Deferred tax assets	7,808	9,073
Operating lease right-of-use assets	37,940	13,517
Severance pay funds	16,548	17,933
Total long-term assets	148,091	130,810

PROPERTY AND EQUIPMENT, NET	7,859	3,965

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,714	39,126

Total assets	$329,486	$323,831

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$6,638	11,338
Other payables and accrued expenses	35,058	38,316
Deferred revenues	38,799	36,634
Short-term operating lease liabilities	6,428	8,169
Total current liabilities	86,923	94,457

LONG-TERM LIABILITIES:
Accrued severance pay	$15,877	$17,755
Deferred revenues and other liabilities	17,473	16,308
Long-term operating lease liabilities	29,992	5,551
Total long-term liabilities	63,342	39,614

Total shareholders’ equity	179,221	189,760
Total liabilities and shareholders' equity	$329,486	$323,831

AudioCodes Reports Third Quarter 2023 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues:
Products	$91,299	$122,285	$31,039	$42,879
Services	89,525	82,152	30,552	26,841
Total Revenues	180,824	204,437	61,591	69,720
Cost of revenues:
Products	36,568	47,851	11,347	17,733
Services	28,299	23,966	9,307	8,237
Total Cost of revenues	64,867	71,817	20,654	25,970
Gross profit	115,957	132,620	40,937	43,750
Operating expenses:
Research and development, net	43,363	44,752	13,960	14,811
Selling and marketing	52,747	52,035	17,221	17,663
General and administrative	12,657	12,850	3,977	4,267
Total operating expenses	108,767	109,637	35,158	36,741
Operating income	7,190	22,983	5,779	7,009
Financial income, net	1,688	2,195	492	344
Income before taxes on income	8,878	25,178	6,271	7,353
Taxes on income, net	(3,753)	(4,261)	(2,019)	(1,980)
Net income	$5,125	$20,917	$4,252	$5,373
Basic net earnings per share	$0.16	$0.66	$0.14	$0.17
Diluted net earnings per share	$0.16	$0.64	$0.14	$0.17
Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,642	31,919	31,390	31,717
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	31,807	32,619	31,374	32,256

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP net income	$5,125	$20,917	$4,252	$5,373
GAAP net earnings per share	$0.16	$0.64	$0.14	$0.17
Cost of revenues:
Share-based compensation (1)	304	300	94	126
Amortization expenses (2)	379	570	122	190
Lease expenses (7)	322	-	322	-
	1,005	870	538	316
Research and development, net:
Share-based compensation (1)	2,090	2,642	649	755
Deferred payments expense (3)	375	375	125	125
Lease expenses (7)	362	-	362	-
	2,827	3,017	1,136	880
Selling and marketing:
Share-based compensation (1)	3,380	4,694	1,050	1,543
Amortization expenses (2)	33	33	11	11
Deferred payments expense (3)	375	375	125	125
Lease expenses (7)	40	-	40	-
	3,828	5,102	1,226	1,679
General and administrative:
Share-based compensation (1)	3,242	3,734	814	1,212
Other Income (4)	-	(1,093)	-	(283)
Lease expenses (7)	80	-	80	-
	3,322	2,641	894	929
Financial expenses (income):
Exchange rate differences (5)	(1,237)	(1,094)	(767)	121

Income taxes:
Deferred tax (6)	1,247	1,576	1,023	1,223
Non-GAAP net income	$16,117	$33,029	$8,302	$10,521
Non-GAAP diluted net earnings per share	$0.49	$0.99	$0.25	$0.32
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	32,870	33,449	32,576	33,231

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expense.
(7)	Non-cash lease expense which is required to be recorded during the quarter even though this is a free rent period under the lease for the Company’s new headquarters.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$5,125	$20,917	$4,252	$5,373
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,972	2,261	652	797
Amortization of marketable securities premiums and accretion of discounts, net	1,027	1,155	315	362
Increase (decrease) in accrued severance pay, net	(493)	(332)	(221)	265
Share-based compensation expenses	9,016	11,370	2,607	3,636
Decrease in deferred tax assets, net	1,164	1,424	996	1,187
Cash financial loss (income), net	(397)	(728)	(65)	(400)
Decrease in operating lease right-of-use assets	6,688	4,639	2,406	1,497
Decrease in operating lease liabilities	(8,411)	(9,258)	(4,056)	(3,029)
Decrease (increase) in trade receivables, net	4,645	(12,487)	(2,294)	(5,114)
Decrease (increase) in other receivables and prepaid expenses	1,572	(1,344)	(339)	(124)
Decrease (increase) in inventories	(8,605)	(8,048)	907	(4,198)
Increase (decrease) in trade payables	(4,700)	4,639	(482)	5,064
Increase (decrease) in other payables and accrued expenses	(6,414)	(6,203)	(1,480)	(1,404)
Increase (decrease) in deferred revenues	3,423	(147)	(3,020)	(1,810)
Net cash provided by operating activities	5,612	7,858	178	2,102

Cash flows from investing activities:
Investment in short-term deposits	-	(5,000)	-	-
Proceeds from short-term deposits	5,008	15	2	2
Proceeds from long-term deposits	-	94	-	94
Proceeds of marketable securities	3,846	-	3,846	-
Proceeds from redemption of marketable securities	3,084	1,123	1,084	-
Proceeds from redemption of financial investments	14,094	-	3,051	-
Purchase of financial investments	(81)	(16,210)	(81)	(540)
Net cash paid in acquisition of subsidiary	-	(100)	-	-
Purchase of property and equipment	(5,301)	(1,151)	(2,038)	(572)
Net cash provided by (used in) investing activities	20,650	(21,229)	5,864	(1,016)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(11,973)	(35,241)	(9,047)	(6,072)
Cash dividends paid to shareholders	(11,399)	(11,552)	(5,681)	(5,720)
Proceeds from issuance of shares upon exercise of options	254	533	140	352
Net cash used in financing activities	(23,118)	(46,260)	(14,588)	(11,440)

Net increase (decrease) in cash, cash equivalents, and restricted cash	3,144	(59,631)	(8,546)	(10,354)
Cash, cash equivalents and restricted cash at beginning of period	24,535	84,523	36,225	35,246
Cash, cash equivalents and restricted cash at end of period	$27,679	$24,892	$27,679	$24,892

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